Bestway Coach Express Inc.
2 Mott Street, 7th Floor
New York, NY 10013

January 25, 2006

By EDGAR Transmission and by Hand Delivery

Edward M. Kelly, Esq. Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010

Re:	Bestway Coach Express Inc.
Amendments 1 and 2 to Registration Statement on Form 10-SB
Filed December 13 and 14, 2005
Quarterly Report on Form 10-QSB for the quarter ending August 31, 2005
Filed December 14, 2005
File Nos. 0-51437.

Dear Mr. Kelly:

On behalf of Bestway Coach Express Inc. (Bestway or the Company), we hereby submit Bestway’s responses to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) set forth in the Staff’s letter, dated January 9, 2006, providing the Staff’s comments with respect to the above referenced registration statement (the Registration Statement) and quarterly report (the Quarterly Report).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of Bestway. References in this letter to “we”, “us” and “our” refer to Bestway unless the context indicates otherwise.

Description of Business, Our Services, page 3

1.
Revised disclosure here and elsewhere in response to prior comment 28 indicates that Bestway Coach Express provides services both on a contracted and per seat basis. Allocate the amount of services that Bestway Coach Express provided during the periods presented in the financial statements on:

•    A contracted basis.

•    Per seat basis.

Response: We have revised the description of our services under Part I, Item I, “Description of Business” to provide disclosure of the approximate percentage of services that we provide on a contracted basis and the approximate percentage of services that we provide on a per seat basis.

Equipment, page 5

2.
We note that the amounts in your response to comment 4 are different than the amounts that you have disclosed on page 5. Please correct these differences. In addition, please reconcile the $581,098 of loss on trade-in of capitalized leases in your statement of cash flow on page F-5 to the amounts in your disclosure on page 5.

Response: We corrected the incorrect numbers that appeared in the text of the Registration Statement so that they are now consistent with the numbers contained in our response to prior comment 4. In total, the carrying value of the eleven coaches, in the aggregate, was $2,147,885, and the trade-in amount of such coaches, in the aggregate, was $1,566,787, resulting in the $581,098 loss on trade-in of capitalized leases in the statement of cash flow on page F-5. We accounted for the transactions as a capital lease.

Management’s Discussion and Analysis, Overview, page 12

3.
Revised disclosure here and elsewhere in response to prior comment 10 indicates that Bestway Coach Express has 22 roundtrip schedules to and from casinos on Monday through Thursday of each week and 26 roundtrip schedules to and from casinos on Friday through Sunday of each week and charters to third parties one motorcoach per day during the week and two to three motorcoaches during the weekend. Since Bestway Coach Express’ fleet consists of 23 buses, confirm that some buses make more than one roundtrip a day to and from casinos on Friday through Sunday of each week.

Response: We have revised the Registration Statement to indicate that some of the buses make more than one roundtrip a day to and from casinos that they serve.

4.
We note that you have expanded your disclosure about your bus services in response to our comment 10; however, you have not provided any discussion about your tours services. In consideration that based on the table on page 13, you have generated over 10% of your revenue for each of the past two years from tours, provide disclosure about ability to generate revenue from tours.

Response: We have revised the Registration Statement to provide additional disclosure about our tour business. Last year about 11% of our business came from providing motorcoaches for use by various travel agencies who organized tours to various destinations. We do not have any long term contracts with these travel agencies and they book our buses for this purpose on an “as needed” basis. We get paid based upon the number of buses provided and the number of hours or mileage for which the buses are utilized. The tour business is seasonal with most bookings occurring during the summer months.

5.
We note your disclosure on page 16 that one of the reasons for your increase in revenue was a result in your chartered bus services. However, this statement seems to contradict your table on page 13 that shows charter revenue decreased year over year. Please address this discrepancy.

Response: We removed the reference to increased charter revenues from the discussion of the reasons for our increase in revenues from year to year.

6.
In addition, in your discussion of operating results on page 16, quantify your increase in revenue as a result of increases in rates charged to casinos and the increase due to your special destination services. Disclose why your tour revenue decreased significantly year over year. In addition, disclose the reasons that your payroll expenses, bus insurance, and toll expenses increased year over year.

Response: We revised the Registration Statement to quantify the increase in revenues resulting from our service to casinos and increases that result from increased special destination services. We also now disclose why tour revenues decreased significantly year over year and why payroll, insurance and toll expenses increased year over year.

7.
Disclose the reasons for the increase in fuel expenses and payroll expenses for your fiscal quarter ended August 31, 2005. In addition, disclose the reasons for each of your material changes in operating expenses for the nine months ended August 31, 2005. Please explain to us why you have omitted a discussion of your loss on trade-in of the 11 motorcoaches as this had a material impact on your financial results for the fiscal quarter ended August 31, 2005 and nine months ended August 31, 2005.

Response: We have revised the Registration Statement to disclose the reasons for the increase in fuel expenses and payroll expenses for our fiscal quarter ended August 31, 2005. In addition, we now disclose the reasons for each of our material changes in operating expenses for the nine month period ended August 31, 2005 as compared to the same period of the prior year. We now also explain that our increase in net loss for the quarter and nine month period ended August 31, 2005 as compared to the same periods of the prior fiscal year is primarily attributable to the loss on trade in from the 11 motorcoaches that were traded in.

Liquidity and Capital Resources, page 19

8.
We note your disclosure on page 19 that you anticipate your annual interest expense to be reduced by about $100,000 a year as a result of the new motorcoaches that were acquired in May 2005. However, in your statement of operations on page F-3 (Interim) interest expense increased for the three months ended August 31, 2005 compared to the three months ended August 31, 2004. Please explain to us and address this apparent discrepancy in your liquidity and capital resources disclosure.

Response: We removed the statement that we anticipate our annual interest expense to be reduced by about $100,000 a year.

Recent Sales of Unregistered Securities, page 30

9.
We note your response to comment 16 that you have corrected your disclosures to reflect the shares issued to Mr. Wilson Cheng in June rather than in May. Correct the disclosure on page 30 that still states the shares were issued in May 2005. We also note your reference to the May 2005 issuance of 2 million shares in your stock valuation note on page F-8 and on page 27 in the 10-QSB. Please revise.

Response: We revised the incorrect references to the issuance of the shares. All references to the issuance of the two million shares now indicate that they were issued in June 2005 and not May 2005.

10.
We note your disclosure on page 30 in response to our comment 17. It remains unclear to us how you determined the fair market value of your common stock to be $0.05. Please provide us the objective information and analysis or valuation report used to determine fair value at the date the shares were issued to your CEO. If not included in the report, please address how the Company determined its market capitalization to be $685,000 in consideration of its stockholder’s deficit of $651,039 as of November 30, 2004. In addition, we repeat the second half of comment 17 to tell us how this transaction was recorded.

Response: In determining the fair market value of our common stock, the board of directors looked at our financial condition and prospects and determined that each share of our common stock has a fair market value of $0.05. This was the only objective information and analysis conducted by the board of directors. We have revised the Registration Statement to state that no valuation report was or outside appraiser or consultant was used to determine the fair market value of our common stock at the date that the shares were issued to the CEO.

The board determined that its market capitalization is $685,000 not withstanding the fact that its stockholders’ deficit is $651,039 because the board believes that the Company has prospects as described in the Registration Statement that enhance its value.

This transaction was recorded by crediting common stock $2,000 ($.001 par value multiplied by 2,000,000 shares) and crediting additional paid-in capital $98,000 ($100,000 value of the transaction less $2,000 common stock portion). The personal guaranty valuation was apportioned to guaranty expense and deferred guaranty expense based on the life of the contract; thus, $3,571 was expensed in the third quarter ($100,000 total value divided by the 7 year loan and 4 quarters per year), which is included in the caption “Interest expense” on the statement of operations for the quarter ended August 31, 2005. The remaining $96,429 was included in deferred guaranty expense, which is included in the caption “Prepaid Expenses” on the balance sheet as of August 31, 2005.

Report of Independent Registered Public Accounting Firm, page F-2

11.
We note the disclosure in the audit report on page F-2 and your disclosure in Note 20 on page F-20, that you refer to a previous report dated February 28, 2005 that resulted in a restatement of your financial statements. We also note your current audit report is also dated February 28, 2005. Please explain to us how the original audit report and the audit report containing the restated financial statements are the same date. Refer to AU Section 530.

Response: The reasons for the restatement were due to circumstances occurring prior to the original audit report date. AU 530 refers to items that occurred subsequent to the audit report date. Per AU 530, par. 06, “Use of the original report date in a reissued report removes any implication that records, transactions, or events after that date have been examined or reviewed. In such cases, the independent auditor has no responsibility to make further investigation, inquiry as to events which may have occurred during the period between the original report date and the date of the release of additional reports.” Therefore, dual-dating or changing the audit report date was not necessary.

Statements of Operations, page F-3 (Interim)

12.	The line item, “Loss on trade-in of assets under capitalized leases” should be presented as a component of income from operations. Refer to paragraph 45 of SFAS No. 144.

Response: Paragraph 45 of SFAS #144 refers to the sale of assets classified as ‘held for sale.’ The Company is not in the business of selling buses and the buses did not meet all criteria to be classified as held for sale as identified in SFAS #144, par 30. For example, the buses were not being actively marketed for sale. Due to these factors, the trade-in transaction should be reported as a non-operating loss. The Company believes reporting this item as a component of operating loss would make the financial statements misleading.

Statements of Cash Flows, page F-5 (Interim)

13.
Please explain to us how you recorded the purchase of the eleven motorcoaches in June 2005 for $4,211,000 and the related financing. We note that in your cash flow statement, your purchase of property and equipment for the nine months ended August 31, 2005 is $38,122 and your proceeds from notes payable is $116,073. Amounts disclosed in the cash flow statement should be presented gross, not met. Refer to paragraph 11 of SFAS No. 95.

Response: The investing and financing portions of the statement of cash flows refer only to cash financing received or assets acquired with cash. As this transaction was a non-cash transaction, it is described under the caption ‘Non-cash investing and financing activities’ on the 2nd page of statement of cash flows. Since the financing was provided by the seller of the buses, the Company did not actually receive any cash financing or pay any cash to acquire the buses.

Exhibit Index

14.
We note that you omit from the exhibit index exhibits 2.1, 2.2, 2.3, 61., 62. and 6.3 that you filed in the 10-SB on July 15, 2005. Include in the exhibit index in any amendment to the 10-SB all exhibits filed as exhibits to the 10-SB. Indicate by footnote or otherwise if the exhibits were filed previously.

Response: We have revised the exhibit index to the Registration Statement to include all exhibits filed with the Registration Statement.

Exhibits 10.5, 10.8, 10.11 and 10.15

15.
Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file the exhibits’ attachments, refile the exhibits in their entirety.

Response: We have re-filed exhibits 10.5, 10.8, 10.11 and 10.15 to include all annexes, attachments and exhibits to those exhibits.

Cover Page

16.	Our records reflect that Bestway Coach Express’ Commission file number is 0-51437 and not 000-51158. Please revise in future filings.

Response: In future filings we will refer to the correct Commission file number.

Item 3. Controls and Procedures, page 26

17.
Revise your disclosure in future filings that, if true, an evaluation of your controls and procedures was performed as of the end of the period of the report, not within 90 days. Refer to Item 307 of Regulation S-B.

Response: In future filings, if true, we will indicate that an evaluation of our controls and procedures was performed as of the end of the period of the report and not within 90 days.

As requested in the Staff’s comment letter, we hereby inform you that we acknowledge and agree that:

-	Bestway is responsible for the adequacy and accuracy of the disclosures in the filings.

-	The Commission’s comments or changes to disclosures in response to Bestway’s comments do not foreclose the Commission from taking any action on the filings.

-	Bestway may not assert the Commission’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (212) 608-8988 or Louis A. Bevilacqua, Esq. of Thelen Reid & Priest LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

BESTWAY COACH EXPRESS, INC.

By:  /s/ WILSON CHENG

Wilson Cheng
Chairman, Chief Executive Officer, President and Treasurer.